Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-7284, 333-14102, 333-91034 and 333-99073) of SK Telecom Co., Ltd. of our report dated May 16, 2005, which expresses an unqualified opinion and includes explanatory paragraphs relating to the acquisition of Wibro license, incorporation of SK-Earthlink, a joint venture with Earthlink, Inc. in U.S.A., and the resolution to dispose of the SK Telecom’s investments in SK Teletech Co., Ltd., relating to the consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries, appearing in the annual report on Form 20-F of SK Telecom Co., Ltd. for the year ended December 31, 2004.

/s/ DELOITTE HANAANJIN LLC

May 31, 2005